                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 14F1

                              INFORMATION STATEMENT

        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                             STANDARD COMMERCE, INC.
                             -----------------------
                 (Name of Small Business Issuer in its Charter)

                 DELAWARE                              853260107
                 --------
     (State or other jurisdiction of                (CUSIP NUMBER)
      incorporation or organization)

                 100 WALL STREET, 15TH FLOOR, NEW YORK, NY 10005
                 -----------------------------------------------
                    (Address of principal executive offices)

                                  212-232-0120
                                  ------------
                            (Issuer Telephone Number)

                             STANDARD COMMERCE, INC.

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

              NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
            IS REQURED IN CONNECTION WITH THIS INFORMATION STATEMENT

                        WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY

                                  Introduction

      This Information Statement (the "Information Statement") is being mailed on or about August 13, 2007 to the holders of record at the close of business on August 2, 2007 of the common stock, $.001 par value per share (the "Common Stock"), of Standard Commerce, Inc., a Delaware corporation (the "Company", "we," and "us"), in connection with the sale by majority shareholder, Century Capital Partners, LLC (the "Seller"), of 3,000,000 shares of common stock in the Company to Huaqin Zhou, Ying Wang and Huakang Zhou (the "Acquirers"). On August 1, 2007, the Seller entered into a Stock Purchase Agreement with the Acquirers, pursuant to which the Seller sold an aggregate of 3,000,000 restricted shares of our common stock which it held (the "Restricted Shares"), representing approximately 60.6% of our outstanding common stock to the Acquirers (the "Stock Purchase"). The purchase price paid to the Seller for the Restricted Shares was $550,000 of which $50,000 had previously been received from the Acquirers in connection with the parties' entry into a Letter of Intent.

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      At the closing of the Stock Purchase, Michael Anthony, our current officer and director, tendered his resignation as an officer and director of the Company effective on the latter of a) tenth day following the mailing of this information statement or 2) ten days from the date of this resignation or 3) one day subsequent to the filing of the form 10QSB for the period ending June 30, 2007. Mr. Anthony shall not be requested to approve any transactions, outside the ordinary course of business, on behalf of the Company prior to the effective date of his resignation. Upon Mr. Anthony's resignation, Mr. Mingli Yao, Ms.
Yuan Yao and Mr. David H. Smith will be appointed directors and officers of the Company. No action is required by the shareholders of the Company in connection with the election of such person. Nevertheless, you are urged to read this Information Statement carefully.

      The Board of Directors of the Company has approved the Stock Purchase. No action is required by the shareholders of the Company in connection with the Stock Purchase.

      This Information Statement is being distributed pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

          Information Relating to the Company's Common Stock

      The shares of Common Stock are the only class of voting securities of the Company outstanding. The holder of each share of Common Stock is entitled to one vote per share on all matters submitted to a vote of the shareholders. As of August 13, 2007 there were 4,948,500 shares of Common Stock outstanding, of which 1,600,000 are in the process of being escheated by the Company's transfer agent, Island Stock Transfer.

          Change of Control of the Company

      On August 1, 2007, the Seller entered into a Stock Purchase Agreement with the Acquirers, pursuant to which the Seller sold an aggregate of 3,000,000 Restricted Shares, representing approximately 60.6% of our outstanding common stock to the Acquirers. The purchase price paid to the Seller for the Restricted Shares was $550,000 of which $50,000 had previously been received from the Acquirers in connection with the parties' entry into a Letter of Intent.

      Immediately following the close of the Stock Purchase, the majority of our common stock was owned by Huaqin Zhou, Ying Wang and Huakang Zhou.

      Other than the Stock Purchase there has not been a change in control of the Registrant since the beginning of its last fiscal year.

      It is anticipated that the Acquirers will enter into a Stock Exchange Agreement or other agreement in the future whereby American Tony Pharmaceutical, Inc, a Delaware corporation which owns 100% of Harbin Tianmu Pharmaceutical, a Chinese company ("Harbin"), will become our wholly owned subsidiary and that moving forward our sole business operations will be those of Harbin.

      Harbin is a high-growth private company that specializes in the development, manufacture and sales of natural medicines and biopharmaceuticals. Founded in November 1991 with registered capital of RMB 49.66 Yuan (approx. $6.4 million), the Company is located in the Limin Pharmaceutical Technology Park in Harbin City, capital of Heilongjiang Province, with a total area of 50,000 square meters (approx. 12.4 acres), including 15,000 square meters (approx. 3.7 acres) for the physical plant, and 1,800 square meters (approx. 0.4 acres) for warehouse. The whole site was built in compliance with the Chinese State Drug Administration GMP standards, with a total construction investment of RMB 50 million Yuan (approx. $6.4 million). The site is fully equipped with world-class production and testing equipment.

          Directors and Executive Officers of the Company

Current Management:

      None of our directors are independent. The executive officers, directors and key employees of the Company, their ages and present positions with the Company are as follows:

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          Name                 Age    Position
          ----                 ---    --------

          Michael Anthony      41     President, CEO, CFO and  Sole Director

Michael Anthony. Mr. Anthony currently serves as the President, CEO, CFO and sole Director of the Company since August 1, 2006. Mr. Anthony is the Managing Member of Century Capital Partners, LLC., a personal use business consulting company which he formed in May 2001. In addition, since November 2004, Mr. Anthony has been President and CEO of Union Equity, Inc. and its wholly owned subsidiary Home Sales 24/7, Inc. Union Equity, Inc. is an Internet based real estate marketing firm. On or about July 15, 2005 Mr. Anthony became an officer and director of Ubrandit.com, Inc. a reporting blank check company and resigned his position on October 31, 2006.

      Directors hold office until the next annual meeting of the shareholders and until their successors have been duly elected and qualify. Executive officers are elected by and serve at the discretion of the Board of Directors. However, at the closing of the Stock Purchase, Michael Anthony, our current officer and director, tendered his resignation as an officer and director of the Company effective on the latter of a) tenth day following the mailing of this information statement or 2) ten days from the date of this resignation or 3) one day subsequent to the filing of the form 10QSB for the period ending June 30, 2007. Mr. Anthony shall not be requested to approve any transactions, outside the ordinary course of business, on behalf of the Company prior to the effective date of his resignation.

Management Following Michael Anthony's resignation

      Upon Mr. Anthony's resignation, Mr. Mingli Yao, Ms. Yuan Yao and Mr. David
H. Smith will be appointed directors and officers of the Company. The Company's Board of Directors will increase the size of the Board of Directors to three, and Mr. Mingli Yao, Ms. Yuan Yao and Mr. David H. Smith will be elected by the Company's Board of Directors to serve until the next annual meeting of the shareholders and until each such person's successor has been duly elected and qualified. The name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each of the new directors is set forth below. Each of the persons listed below has consented to serve as a director of the Company if so elected:

      Mr. Mingli Yao (age 54). Mr. Yao has a bachelor's degree from Heilongjiang University. Formerly he was an official of the Government Offices Administration of the People's Government of Heilongjiang Province. In 1997, Mr. Yao founded Heilongjiang Tian Mu Real Estate Development, Ltd., and two years later Harbin Tian Mu Pharmaceutical Co., Ltd. Mr. Yao will serve as the Chief Executive Officer of the Company.

      Ms. Yuan Yao (age 26). Ms. Yao has a bachelor's degree in biology from Heilongjiang University. She has gained considerable experience in business and financial management in her work for companies of the Heilojngjiang Tian Mu Group since her graduation in 2003. Ms. Yao will serve as the Chief Financial Officer of the Company. Ms. Yao is the daughter of Mr. Yao.

      Mr. David H. Smith (age 45). Mr. Smith has served as Senior Vice President of investment banking at American Union Securities, Inc. since April 2007. From November 2006 until April 2007, Mr. Smith was employed as a financial and marketing consultant. From November 2004 until January 2006, Mr. Smith was a Vice President at Palladian Research, LLC, analyzing consumer stocks. From October 1996 until November 2004, Mr. Smith worked as a financial and marketing consultant as President and Chief Executive Officer of Grayling Management Co. Mr. Smith has an MBA degree from Columbia Business School, and BS and MA degrees from the University of Delaware. Mr. Smith will serve as the Secretary of the Company.

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      Acquirers have advised the Company that, to the best knowledge of
Acquirers, except as described below, none of the Acquirers' designees directors or proposed executive officers (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company, (iii) beneficially owns any securities (or rights to acquire any securities) of the Company, (iv) is a party adverse to the Company or any of its subsidiaries in any legal proceeding or (v) has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission.

None of the new directors are independent.

Ms. Yao is the daughter of Mr. Yao.

Pending Litigation

      No director, officer, affiliate or person known to the Company to be the record or beneficial owner of in excess of 5% of the Company's Common Stock, or any person known to the Company to be an associate of any of the foregoing is a party adverse to the Company or has a material interest adverse to the Company in any material pending legal proceedings.

          Board Meetings and Committees

Board of Directors Meetings

      No meetings of the Board of Directors of the Company were held during the fiscal year ended December 31, 2006. From time to time during the year, the Board of Directors acted by written consent in lieu of meeting.

Board Committees

      The Board of Directors has no standing committees.

          Compensation Committee Interlocks and Insider Participation

      On the date hereof, no interlocking relationship exists between any member of the Company's Board of Directors and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

          Director and Executive Compensation

      The Company does not pay any compensation to its Directors. The sole executive officer of the Company serves without compensation at this time and has received no compensation during the last three fiscal years. No employment agreement exists with such officer and there are no stock options, warrants, rights or similar plans or arrangements or bonus or profit sharing plans with respect to the officers of the Company.

          Transactions with Related Persons

      There have been no transaction since the beginning of the small business issuer's last fiscal year, nor are any currently proposed, in which the small business issuer was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the small business issuer's total assets at year-end for the last three completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

     Security Ownership of Certain Current Beneficial Owners and Management

      The following table sets forth information concerning ownership of Common Stock outstanding as of August10, 2007 by (i) each person known by the Company to be the beneficial owner of more than 5% of Common Stock, (ii) the sole director of the Company, (iii) the sole executive officer of the Company and
(iv) all executive officers and directors of the Company as a group. The Company has been advised that the shareholder listed below holds sole voting and investment power over its shares:

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

NAME AND ADDRESS OF BENEFICIAL          AMOUNT OF SHARES BENEFICIALLY          PERCENT OF CLASS*
           OWNER                        OWNED PRIOR TO STOCK PURCHASE
Century Capital Partners, LLC(1)                            3,000,000                     60.6%
330 Clematis Street,
Ste. 217,
West Palm Beach, FL 33401

Lam Cheong Kam                                              1,600,000                     32.3%
3710 Rockwell Ave, Ste. E
El Monte, CA 91731

(1) Michael Anthony is the sole Member and Manager of Century Capital Partners, LLC.

      *     Based upon 4,948,500 outstanding as of August 13, 2007.


         Security Ownership of Certain Beneficial Owners and Management
                           Following the Transaction

      The following table sets forth information concerning ownership of Common Stock following the Stock Purchase by (i) each person who the Company believes will be the beneficial owner of more than 5% of Common Stock, (ii) the Acquirers designees and the director of Company, (iii) the proposed executive officer of the Company and (iv) all executive officers and directors of the Company as a group. Except as indicated in the footnotes hereto, the listed shareholders hold sole voting and investment power over their respective shares:


NAME AND ADDRESS OF BENEFICIAL           NUMBER OF SHARES BENEFICIALLY         PERCENT OF CLASS*
           OWNER                                     OWNED
5% OWNERS:
Huaqin Zhou                                                  1,000,000                    20.2%
18 Kimberly Court
East Hanover, NJ 07936

Ying Wang                                                    1,000,000                    20.2%
18 Kimberly Court
East Hanover, NJ 07936

Huakang Zhou                                                 1,000,000                    20.2%
18 Kimberly Court
East Hanover, NJ 07936

Lam Cheong Kam                                               1,600,000                    32.3%
3710 Rockwell Ave, Ste. E
El Monte, CA 91731

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OFFICERS AND DIRECTORS:

Mingli Yao, CEO AND DIRECTOR                                         0                       0%
c/o American Union Securities, Inc.
100 Wall Street, 15th Floor
New York, NY  10005
Yuan Yao, CFO AND DIRECTOR                                           0                       0%

c/o American Union Securities, Inc.
100 Wall Street, 15th Floor
New York, NY  10005
David H. Smith, SECRETARY                                            0                       0%

c/o American Union Securities, Inc.
100 Wall Street, 15th Floor
New York, NY  10005
OFFICERS AND DIRECTORS AS A GROUP                                    0                       0%

*     Calculated based upon 4,948,500 outstanding after the Stock Purchase

Section 16 Beneficial Ownership Reporting Compliance

      Section 16(a) of the Exchange Act requires the Company's directors and officers and any persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Such persons are required by Commission regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).

      To our knowledge, based solely on our review of the copies of Forms 3 and 4 filed with the SEC or supplied to us, or written representations from the Reporting Persons, all of our insiders complied with all filing requirements during our most recent fiscal year.

                                            By Order of the Board of Directors


                                            /s/ Michael Anthony
                                            Michael Anthony, President

West Palm Beach, Florida
August 14, 2007


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